Siliconware Precision Industries Co., Ltd.

No. 123, Sec. 3, Da Fong Road, Tantzu

Taichung, Taiwan, ROC

August 15, 2014

Mr. Martin James, Senior Assistant Chief Accountant

Ms. Kate Tillan, Assistant Chief Accountant

Mr. Gary Newberry, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Siliconware Precision Industries Co., Ltd.

Form 20-F for the fiscal year ended December 31, 2013

Filed April 24, 2014

File No. 000-30702

Dear Mr. James, Ms. Tillan and Mr. Newberry:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 1, 2014 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”) of Siliconware Precision Industries Co., Ltd. (the “Company”).

For your convenience, we have included your comments in this response letter in bold italics form and keyed our response accordingly. Please see below for our responses to the Staff’s comments.

Form 20-F for the Fiscal year Ended December 31, 2013

Item 18. Financial Statements

Note 22. Revenue Recognition, page F-17

1.	Your response to prior comment 2 told us that you recognize revenue for each stage based on the proportion of services provided. It is still not clear how you determine the proportion of those services to know the stage of completion. Please disclose in future filings, to comply with IAS 18.35, the methods you adopted to determine the stage of completion.

The Company respectfully confirms with the Staff that in its future filings, the Company will include the following disclosure: “Services provided by the Company include wafer bumping, wafer sort, IC packaging and final testing. Actual services and fees of the Company may vary by customers and are pre-agreed before provision of services. The Company regards each of the captioned services as a separate stage and revenue is recognized when each stage of services has been completed. Each stage is performed as a whole and may not be separated or proportioned.”

2.	In response to prior comment 3, you explained that the company provides assembly, testing and turnkey services (a combination of assembly and testing services). You also state that pricing is based on per-unit prices and that you invoice the customer based on billing milestones. We note that revenue is recognized at each stage where service agreed to with the customer is completed and based on the service fees previously agreed. Please tell us in more detail what you mean by stage and whether this represents completion of the testing or assembly services or some portion of those services. If it represents a portion of the service, please further explain how you determine the amount of revenue to recognize.

The Company provides different stages of services, including but not limited to IC packaging and testing services to its customers. Stages of services performed by the Company include wafer bumping, wafer sort, IC packaging and final testing. Actual services and fees provided by the Company vary by customer and are pre-agreed before provision of services.

The Company regards each of the captioned services as a separate stage in providing services to its customers and each stage is performed as a whole and may not be separated or proportioned. All services, including the fees for each stage of services, are pre-agreed with customers based upon customers’ requests for services and accepted by the Company. Fees for each stage of services are negotiated independently, and the fee for a specific stage is the then market price for that stage. Based upon customers’ requests for services, separate work orders for each stage of services are then created in the ERP system. Revenue, based on fees previously agreed to by customers, is recognized at the completion of a stage (i.e., wafer bumping, wafer sort, IC packaging and final testing, respectively). In other words, the Company will not recognize any revenue until each customer-requested service has been 100% completed respectively.

Note 30. Commitments and Contingencies, page F-43

3.	Your response to prior comment 4 notes that the company classified the loss of settlement as non-operating because the settlement was not related to the company’s daily operating activities. However, we note that the matter related to allegations that your packaging services infringed certain patents and that you breached certain license agreements. As such, it appears that the matter was related to the company’s operations and that defense of your patents that you use in those operations would necessarily be a part of those operations. Please explain further why you believe that these amounts are properly classified as non-operating under IAS 1 and BC 56 therein.

With respect to the loss of settlement of NT$896,250 thousand in the year ended December 31, 2013, the Company does not consider this to be related to the Company’s operation because the settlement was not related to infringement of patents or breach of license agreements. An allegation of infringement is not equivalent to proof of infringement and in respect of the matter above, no finding of infringement was ever made by a court of proper jurisdiction. Also, the claim of breach of certain license agreements was withdrawn by the plaintiff as it was not able to show a breach by the Company during the litigation. Finally, there was no defence of the Company’s patents in the matter. The matter was simply an allegation of infringement which was never proven in litigation. The Company settled the matter because it believed it was in the best interest of the Company and its shareholders rather than carrying out a long and expensive litigation which may have incurred litigation expenses above and beyond the NT$896,250 thousand.

When the Company determined the classification of the settlement expense, the Company referred to IAS 1 BC56, which states that it would be inappropriate to exclude items clearly related to operations because they occur irregularly or infrequently or are unusual in amount. The Company respectfully advises the Staff that it believes that it did not infringe any patents nor breach any license agreements but just to avoid wasting resources to carry out a long and expensive litigation. The Company regarded the expenses incurred to avoid such litigation as non-operating in nature. The Company classified such expenses as non-operating not because they occur irregularly or infrequently or are unusual in amount. Instead, the Company believes that expenses incurred to avoid such litigation are non-operating in nature and should be classified as non-operating expenses.

In addition, the Company presents such a settlement expense using a separate line item in the income statement with a detail footnote disclosure to explain such a transaction. The Company believes that, with a separate financial statement line item with detail footnote disclosure, the Company has made proper disclosure in respect of the nature and classification of the issue involved.

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In connection with the response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Stated.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886 (4) 2534-1525 or by E-Mail to evachen@SPIL.com.tw.

Sincerely,

/s/ Eva Chen

Eva Chen
Chief Financial Officer